SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549
_______________

SCHEDULE 13D/A

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT TO RULE 13d-1(a) AND AMENDMENTS THERETO FILED PURSUANT TO RULE 13d-2(a)

Under the Securities Exchange Act of 1934
(Amendment No. 5)

PetSmart, Inc.
(Name of Issuer)

Common Stock, par value $0.0001 per share
(Title of Class of Securities)

716768106
(CUSIP Number)

Marc Weingarten, Esq. Eleazer Klein, Esq.
919 Third Avenue
New York, New York 10022
(212) 756-2000
(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

November 20, 2014
(Date of Event which Requires
Filing of this Schedule)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box. [ ]

NOTE: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

(Continued on following pages)

(Page 1 of 5 Pages)

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The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 716768106	SCHEDULE 13D/A	Page 2 of 5 Pages

1	NAME OF REPORTING PERSON JANA PARTNERS LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS AF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDING IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 9,694,002
	8	SHARED VOTING POWER 0
	9	SOLE DISPOSITIVE POWER 9,694,002
	10	SHARED DISPOSITIVE POWER 0
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH PERSON 9,694,002
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) (see Item 5) 9.8%
14	TYPE OF REPORTING PERSON IA

CUSIP No. 716768106	SCHEDULE 13D/A	Page 3 of 5 Pages

This Amendment No. 5 ("Amendment No. 5") amends and supplements the statement on Schedule 13D filed with the Securities and Exchange Commission (the "SEC") on July 3, 2014 (the "Original Schedule 13D") as amended by Amendment No. 1 filed on July 29, 2014 ("Amendment No. 1"), Amendment No. 2 filed on August 4, 2014 ("Amendment No. 2"), Amendment No. 3 filed on August 12, 2014 ("Amendment No. 3"), and Amendment No. 4 filed on August 18, 2014 ("Amendment No. 4" and together with the Original Schedule 13D, Amendment No. 1, Amendment No. 2, Amendment No. 3 and this Amendment No. 5, the "Schedule 13D") with respect to the shares ("Shares") of common stock, par value $0.0001 per share, of PetSmart, Inc., a Delaware corporation (the "Issuer"). Capitalized terms used herein and not otherwise defined in this Amendment No. 5 have the meanings set forth in the Schedule 13D. This Amendment No. 5 amends Items 4, 5, 6 and 7 as set forth below.

Item 4.	PURPOSE OF TRANSACTION.

Item 4 of the Schedule 13D is hereby amended and supplemented by the addition of the following:

On November 20, 2014, the Reporting Person entered into separate nominee agreements (the "Nominee Agreements") with Edwin M. Crawford, Julian C. Day, Thomas W. Dickson, Susan Feldman, and Lawrence V. Jackson (collectively, the "Nominees"), pursuant to which each Nominee has agreed, should the Reporting Person so elect, to stand for election to the Issuer's board of directors (the "Board") at the Issuer's 2015 annual meeting and to serve as a director if elected. The Reporting Person may also elect to nominate one or more representatives of the Reporting Person for election.  Pursuant to the Nominee Agreements, the Reporting Person has agreed to (i) pay each Nominee $50,000, (ii) pay the costs of soliciting proxies in connection with the Annual Meeting and (iii) indemnify each Nominee for claims arising from his or her role as a nominee for director of the Issuer. The foregoing summary of the Nominee Agreements is qualified in its entirety by reference to the full text of the form of Nominee Agreement, a copy of which is attached as Exhibit G hereto and is incorporated by reference herein.

The Reporting Person has updated its website, www.JANAPETMAnalysis.com, to include biographies for the Nominees.

Item 5.	INTEREST IN SECURITIES OF THE COMPANY.

Paragraph (c) of Item 5 of the Schedule 13D is hereby amended and restated in its entirety as follows:

(c) There have been no transactions in the Shares effected by the Reporting Person during the past sixty days.

Item 6.	CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER.

Item 6 is hereby amended and supplemented by the addition of the following:

The Reporting Person is party to a Nominee Agreement with each of the Nominees, as described in further detail in Item 4 above. A copy of the form of Nominee Agreement is attached as Exhibit G to this Schedule 13D and is incorporated by reference herein.

CUSIP No. 716768106	SCHEDULE 13D/A	Page 4 of 5 Pages

Item 7.	MATERIAL TO BE FILED AS EXHIBITS.

Item 7 of the Schedule 13D is being amended and supplemented by the addition of the following:

Exhibit G: Form of Nominee Agreement

CUSIP No. 716768106	SCHEDULE 13D/A	Page 5 of 5 Pages

SIGNATURES

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: November 20, 2014

JANA PARTNERS LLC

By:	/s/ Jennifer Fanjiang
Name:	Jennifer Fanjiang
Title:	General Counsel